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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

LATTICE SEMICONDUCTOR CORPORATION
(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

518415104
(CUSIP Number of Common Stock Underlying Securities)

Stephen A. Skaggs
Chief Financial Officer
Lattice Semiconductor Corporation
5555 N.E. Moore Court
Hillsboro, Oregon 97124-6421
Tel: (503) 268-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
John A. Fore, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$36,473,308.00	$3,356.00

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 12,725,424 shares of common stock of Lattice Semiconductor Corporation having an aggregate value of $36,473,308.00 as of February 11, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

**
Previously paid

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO originally filed by Lattice Semiconductor Corporation ("Lattice") with the Securities and Exchange Commission on February 13, 2003 (the "Schedule TO"), is the final amendment relating to an offer (the "Exchange Offer") by Lattice to exchange certain outstanding stock options for new options. This Amendment No. 2 reports the results of the Exchange Offer.

Item 4. Terms of the Transaction.

  (a)
  Material Terms.

        Item 4(a) of the Schedule TO is amended and supplemented to add the following paragraph:

        The Exchange Offer expired at 5:00 p.m., Pacific Time, on March 14, 2003. Pursuant to the terms and conditions of the Exchange Offer, Lattice accepted for cancellation options to purchase an aggregate of 6,822,776 shares of its common stock under its 1996 Stock Incentive Plan and options to purchase an aggregate of 4,387,756 shares of its common stock under its 2001 Stock Plan. Subject to the terms and conditions of the Exchange Offer, on September 18, 2003, Lattice will grant New Options to purchase up to an aggregate of 6,406,897 shares of its common stock in exchange for the options surrendered and cancelled in the Exchange Offer.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

LATTICE SEMICONDUCTOR CORPORATION
/s/ STEPHEN A. SKAGGS Stephen A. Skaggs Senior Vice President, Chief Financial Officer and Secretary
Date: March 17, 2003

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  Item 4. Terms of the Transaction.
SIGNATURE